UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-23760

AMERICAN EAGLE OUTFITTERS, INC./ The NASDAQ Stock Market LLC

(Exact name of registrant as specified in its charter, and name of Exchange where security is listed and/or registered)

150 Thorn Hill Drive, Warrendale, Pennsylvania 15086-7528 (724) 776-4857
 (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, $0.01 par value per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[    ] 17 CFR 240.12d2-2(a)(1)

[    ] 17 CFR 240.12d2-2(a)(2)

[    ] 17 CFR 240.12d2-2(a)(3)

[    ] 17 CFR 240.12d2-2(a)(4)

[    ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

[ X ] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Eagle Outfitters, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 7, 2007                 By /s/ Neil Bulman, Jr.            Vice President, Secretary and General Counsel
Date                                 Name                                     Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.

This voluntary delisting is a result of American Eagle Outfitters Inc.'s pending move to the New York Stock Exchange, Inc. ("NYSE").  American Eagle Outfitters Inc.'s first day of trading on the NYSE will be Thursday, March 8, 2007.